

October 3, 2013

Via E-mail
Paul Donaldson
Chief Executive Officer
Helmer Directional Drilling Corp.
2845 Snowflake Drive
Boise, ID 83706

> **Re:** **Helmer Directional Drilling Corp.**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012**
> **Filed September 23, 2013**
> **Response dated September 20, 2013**
> **File No. 000-53675**

Dear Mr. Donaldson:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Item 1. Business page 6

1.   We note your response to comment 2 from our letter dated August 5, 2013 and we reissue the comment. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please remove all other mineral estimates.

2. For all materials designated as proven or probable reserves, please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

    - Property and geologic maps

    - Description of your sampling and assaying procedures

    - Drill-hole maps showing drill intercepts

    - Representative geologic cross-sections and drill logs

    - Description and examples of your cut-off calculation procedures

    - Cutoff grades used for each category of your reserves and resources

    - Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

    - A detailed description of your procedures for estimating reserves

    - Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

    - A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

    To minimize the transfer of paper, if possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

3. Please be advised that historical mineral reserve estimates should be supported by an updated feasibility study or removed from your filing.

4.   We note your response to comment 3 from our letter dated August 5, 2013 and we partially reissue the comment. Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

5.   We note your response to comment 5 and 6 from our letter dated August 5, 2013 and we reissue the comments. Please tell us the location of the revised disclosure in your amended filing.

      You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining